EXHIBIT 99.1

VOX ROYALTY NOTES PRODUCTION AND DEVELOPMENT MILESTONES ON WESTERN AUSTRALIA GOLD ROYALTY ASSETS

DENVER – April 22, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent production and development updates from royalty operating partners, Black Cat Syndicate Limited (“Black Cat”), Norwest Minerals Limited (“Norwest”), and Evolution Mining Limited (“Evolution”).

Spencer Cole, Chief Investment Officer stated: “Momentum continues to build across our Western Australia gold royalties, with three operators delivering key milestones this past week. Black Cat poured first gold at its newly acquired Lakewood mill and received underground mining approval at Myhree, reinforcing its “more gold, sooner” strategy. Norwest secured a ~2,400ha mining lease at Bulgera, unlocking near-term development potential. Evolution started mining at Castle Hill and began commissioning its Mungari mill expansion nearly nine months ahead of schedule. These advancements support stronger potential near- and medium-term revenue for Vox and highlight the depth of our Western Australian gold portfolio.”

Key Updates

•	Black Cat announced that first gold has been poured at its recently acquired Lakewood processing plant, along with the approval of underground mining at Myhree.
•	Norwest announced that a mining lease has been granted for the Bulgera Gold Project and that the economic potential of haulage of stockpiled mineralised material to a local gold plant is being investigated.
•	Evolution announced the start of mining operations at the Castle Hill deposit and the advancement of the haul road, following the successful start of commissioning of the Mungari plant expansion ~9 months ahead of schedule and below budget.

Bulong-Myhree Gold Royalty (Production – Western Australia) – Approval of Underground Mining at Myhree and First Gold Poured at Lakewood Processing Plant(1, 2)

•	Vox holds an uncapped 1% NSR over the Myhree, Boundary, Queen Margaret, Melbourne United, Strathfield and Trump gold deposits at the Kal East project. Initial production and toll-treatment via the nearby Paddington mill commenced at the Myhree gold deposit in Q3 2024.
•	On April 16, 2025, Black Cat announced the receipt of approval for underground mining at the Myhree deposit, with operations expected to follow the completion of the open pit in late 2025. The Myhree underground hosts an Indicated Resource of 230kt @ 4.6g/t Au for 34 Koz Au and an Inferred Resource of 585kt @ 3.8g/t Au for 71Koz Au and remains open at depth. Black Cat is reoptimizing its mine plans based on higher gold prices, tendering contracts, and undertaking drilling for grade control and resource expansion. All ore will be processed at the 1.2Mtpa Lakewood facility.
•	On April 17, 2025, Black Cat also announced its first gold pour at the newly acquired 1.2Mtpa Lakewood processing facility, being a key milestone in its growth strategy. Just two weeks after completing the acquisition on March 31, 2025, Black Cat hauled ~60kt of ore from Myhree, reaching full throughput capacity and achieving over 95% recovery.
•	Vox Management Summary: Black Cat management are using all reasonable means to deliver on its “more gold, sooner” strategy. The permitting approval of Myhree underground unlocks an additional high-grade royalty-linked resource which Vox management expects to contribute to royalty revenue in 2026.

Bulgera Gold Royalty (Development – Western Australia) – Receipt of Mining Lease & Stockpile Review(3)

•	Vox holds an uncapped 1% NSR over the Bulgera Gold Project, located 48km away from the Plutonic gold mine via an existing haul road, acquired by Vox for less than $175,000 in 2021.
•	On April 16, 2025, Norwest announced the granting of Mining Lease M52/1085 for its 100%-owned Bulgera Gold Project, covering 2,435 hectares, including the historical Bulgera mining centre. The lease marks a major milestone for the project, enabling development planning amid rising gold prices, which have doubled since the project’s last resource update in March 2022 from AUD$2,500/ounce to over AUD$5,000/ounce.

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Bulgera gold ore was last mined and hauled to the Plutonic gold plant in 2004, where it was blended with ore coming from the Plutonic underground mine. The 1.8Mtpa gold plant, now owned and operated by Catalyst Metals Limited, is located just 50kms west of the Bulgera Gold project and linked by a well-maintained haulage road.

•	Norwest’s anticipated next steps at Bulgera include:

a)	updating the resource model to reflect higher gold prices,
b)	expanding drilling to target near-surface and deeper high-grade zones, and
c)	assessing the economic potential of 2.2Mt of low-grade stockpiles, which have potential for a simple load and haul to a local gold plant.

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Vox Management Summary: The granting of a mining lease at Bulgera is a key development toward unlocking the economic potential of the in-situ resource and legacy gold stockpiles. Given the Bulgera ore was successfully mined and processed at the Plutonic gold plant as recently as 2004, this project has the de-risked characteristics of a brownfields operational restart, with credible potential to be developed within one to three years based on Vox management estimates.

Figure 1: 3D image of the March 2022 Bulgera resource model showing the down-dip drill target zones.

https://wcsecure.weblink.com.au/pdf/NWM/02937182.pdf

Castle Hill Gold Royalty (Production – Western Australia) – Commencement of Mining at Castle Hill and early commissioning of Mungari Processing Plant Expansion(4)

•	Vox holds an A$40/oz Au royalty (up to 75koz) plus a milestone payment of A$2M triggered post 140koz Au production over the Castle Hill, Rayjax, Emu, Premier and Catherwood deposits.
•	On April 15, 2025, Evolution announced the achievement of a major milestone at its Castle Hill deposit, with mining operations commencing during Q1 2025. The Castle Hill project forms a key part of Evolution’s strategy to expand the Mungari operation, supported by the completion of the Jurdamar accommodation village and ongoing construction of a haul road linking Castle Hill to the Mungari processing facility on track for completion by the end of Q2 2025.
•	In parallel, the Mungari 4.2 mill expansion was delivered approximately 9 months ahead of schedule and 9% under budget, with commissioning having commenced on April 3, 2025. This A$228 million project is expected to significantly increase processing capacity at Mungari.
•	Vox Management Summary: Evolution’s commencement of mining at the royalty-linked Castle Hill deposit and early commissioning of the expanded Mungari mill are positive milestones for Vox’s Castle Hill royalty and adjacent Kunanalling royalty (an uncapped, 2% realized production royalty, payable post 75,000oz gold production from the Castle Hill royalty tenure). When acquiring these gold royalties in May 2024, Vox management expected revenue from Castle Hill “from early 2026 onwards”, but with the commencement of mining at the Rayjax and Castle Hill royalty deposits in Q3 2024 and Q1 2025, our estimate has been exceeded by 9 and 15 months, respectively.

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Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com (720) 602-4223	info@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Black Cat Syndicate Limited – Kal East – Myhree Underground Mining Approval – Dated April 16, 2025:
https://api.investi.com.au/api/announcements/bc8/49f415dc-79d.pdf

(2)	Black Cat Syndicate Limited – Kal East – Lakewood First Gold! – Dated April 17, 2025:
https://api.investi.com.au/api/announcements/bc8/f4f070c0-72b.pdf

(3)	Norwest Minerals – Bulgera Gold Project – Mining Lease Granted – Dated April 16, 2025:
https://wcsecure.weblink.com.au/pdf/NWM/02937182.pdf

(4)	Evolution Mining – Quarterly Report – March 2025 – Dated April 15, 2025:
https://clients3.weblink.com.au/pdf/EVN/02936568.pdf

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